Exhibit 21

LIST OF SUBSIDIARIES OF QUALITY DISTRIBUTION, INC.

Name	State of Incorporation

American Transinsurance Group, Inc.	Delaware
Bay Insurance Risk Retention Group, Inc.	South Carolina
Boasso America Corporation	Louisiana
Chemical Leaman Corporation	Pennsylvania
Levy Transport Ltd. / Levy Transport, LTEE	Canada
Mexico Investments, Inc.	Florida
MTL De Mexico S.A. de c.v.	Mexico
Power Purchasing, Inc.	Delaware
QC Dry Bulk, LLC	Delaware
QC Energy Logistics, LLC	Delaware
QC Energy Resources, Inc.	Delaware
QC Energy Resources, LLC	Delaware
QC Energy Resources Northwest, LLC	Delaware
QC Energy Resources Texas, LLC	Delaware
QC Environmental Services, Inc.	North Dakota
QD Capital Corporation	Delaware
QD Risk Services, Inc.	Florida
QD Services, Inc.	Delaware
Quala Systems, Inc.	Delaware
Quality Bulk Logistics, LLC	Delaware
Quality Carriers, Inc.	Illinois
Quality Distribution, LLC	Delaware